SECURITIES AND EXCHANGE COMMISSION

06008175

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 3rd Floor
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ricardo Paranhos Goncalves, Managing Director, 212-626-7206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PricewaterhouseCoopers Center, 300 Madison Avenue, NY, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ricardo Paranhos Goncalves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco do Brasil Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JAKOV GRBIC
NOTARY PUBLIC, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate filed in New York County
Commission Expires Nov. 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banco do Brasil Securities LLC
Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of Banco do Brasil Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banco do Brasil Securities LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2006

Banco do Brasil Securities LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 4,693
Securities owned, at fair value ($2,980,151 held at clearing broker)	3,105,151
Securities on deposit, at clearing broker, at fair value	101,876
Total assets	$ 3,211,720
Liabilities and Member's Equity	
Liabilities	
Payable to affiliate	$ 5,050
Accrued expenses	59,749
Total liabilities	64,799
Member's equity	3,146,921
Total liabilities and member's equity	$ 3,211,720

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Banco do Brasil Securities LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the "Parent"), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company was initially formed as BB Leasing Services LLC in 1995. The Company changed its present name (Banco do Brasil Securities LLC) on April 2, 2004 and became a registered broker dealer on March 3, 2005. The Company commenced its broker dealer operations on March 3, 2005.

The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") as an Introducing Broker Dealer. The principal business of the Company is to act as an broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the US capital markets. It has obtained necessary approvals to act as an Introducing Broker in securities, commodities, futures and options. The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities, but has advised customers to transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less, held at a major financial institution.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenues and expenses are recorded on a trade date basis. The Company does not enter into securities transactions on proprietary basis.

Securities Owned at Fair Value
As at December 31, 2005, securities owned consisted of $2,980,151 of U.S. Treasury bills held at clearing broker and $125,000 of time deposit held at the New York branch of Parent (the "Branch"). Net realised and unrealised gains or losses or securities held as deposits are reflected within operating income in statement of operations. U.S. Treasury Bills are carried at fair value based on dealer quotes. The time deposit is carried at fair value plus accrued interest and as the CD is short term, this amount approximates to fair value.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

reporting period. Actual results may differ from those estimates. Commissions are recorded as earned.

3. Income Taxes

The Company records a deferred tax asset relating to the unused net operating loss carryforward. The deferred tax asset is subject to reduction by valuation allowance if, based on a review of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. Based upon management estimate and evaluation, the deferred tax asset as of December 31, 2005 is approximately $384,400, offset by a valuation allowance of $384,400.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $30,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $2,862,946, which was $2,832,946 in excess of the amount required of $30,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

6. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

7. Risk Management

Market Risk
The Company is not involved in proprietary trading, nor does it maintain any trading positions. Securities owned at fair value by the Company is maintained in Treasury Bills and the Company intends to hold such securities until maturity.

Credit Risk in Client Activities
Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. The Company seeks to minimize the risk to settlement through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Broker.

The parent has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.